MYSWIMPRO, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 1, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
MySwimPro, Inc.
Ann Arbor, MI

I have reviewed the accompanying balance sheet of MySwimPro, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the fi-nancial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 1, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MYSWIMPRO, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

_____

	2016	**2015**
ASSETS		
CURRENT ASSETS		
Cash	$ 35,728	$ -
TOTAL CURRENT ASSETS	35,728	-
TOTAL ASSETS	$ 35,728	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
SAFE Notes	50,000	-
TOTAL LIABILITIES	50,000	-
SHAREHOLDERS' EQUITY		
Capital Stock (1,000,000 shares authorized and oustanding, no par value)	100	100
Retained Earnings (Deficit)	(14,372)	(100)
TOTAL SHAREHOLDERS' EQUITY	(14,272)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,728	$ -

MYSWIMPRO, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
App Sales	11,163	-
Gross Profit	11,163	-
Operating Expense		
Payroll	23,480	-
Advertising	1,288	-
General & Administrative	667	100
	25,435	100
Net Income from Operations	(14,272)	(100)
Net Income	$ (14,272)	$ (100)

MYSWIMPRO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (14,272)	$ (100)
Cash Flows From Financing Activities		
Sale of Notes	50,000	-
Sale of Stock	-	100
Net Cash Flows From Financing Activities	50,000	100
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	35,728	-
Cash at End of Period	$ 35,728	$ -

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MySwimPro, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and Michigan. The Company is a mobile application developer whose principal product is an app for designing and tracking custom swim workouts.

The Company will conduct an equity crowdfund offering to commence during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

SAFE Notes

In 2016, the Company entered into agreements with the University of Michigan to provide capital in exchange for the Company's grant of notes ("the Notes"). The Notes are of the type commonly known as a "Simple Agreement for Future Equity", or "SAFE." They are payable by the Company at an undefined point in the future, or convertible to equity under certain circumstances, including a qualified financing event, dissolution, or liquidation.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss for the yearS ended December 31, 2016 and 2015. Net operating losses may be carried forward to apply against income in future years, thus reducing future income tax due. The Company has elected not to recognize a valuation allowance for the tax benefits associated with the carryforward due to management's uncertainty as to when, or whether, the carryforward will be fully utilized. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.

The Company is subject to Income Tax in the State of Michigan. The Company's 2016 Michigan Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2021. The Company's 2015 Michigan Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2020.

The Company is subject to Franchise Tax in the State of Delaware. The Company's 2016 Delaware annual report will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 1, 2017, the date that the financial statements were available to be issued.